UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

DIALOG SEMICONDUCTOR PLC
(Translation of registrant's name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F__X__ Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No__X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_________.)

Part 1 Press Release of Dialog Semiconductor Plc dated October 20, 2004:
”Dialog Semiconductor reports third quarter 2004 results”
Part 2 Interim Report as of September 30, 2004
Operating and Financial Review
Additional Information
Report of Independent Registered Public Accounting Firm
Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Operations
Interim Condensed Consolidated Balance Sheets
Interim Condensed Consolidated Statements of Cash Flows
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date October 20, 2004
By /s/ ROLAND PUDELKO

Roland Pudelko

Executive Director, CEO and President

Part 1 Press Release of Dialog Semiconductor Plc dated October 20, 2004: ”Dialog Semiconductor reports third quarter 2004 results”

  Quarter revenues of EUR 31.6m – 36% growth compared to Q3 2003

  Year-to-date revenues show a 30% growth over the same period in 2003

  Announced collaboration with Carl Zeiss for high quality camera modules

  CDMA cellular handsets now shipping using Dialog’s colour display driver ICs

Kirchheim/Teck, Germany, October 20, 2004 –Dialog Semiconductor Plc (FWB: DLG, Nasdaq: DLGS) today reported sales of EUR 31.6 million for the third quarter of 2004, a sequential increase of 4% over Q2 2004, and a 36% increase compared to EUR 23.2 million for Q3 of 2003. Net income in Q3 2004 was EUR 214 thousand –a significant improvement over the net loss of EUR 1.5 million in Q3 of 2003. Based on the year-to-date revenues of EUR 85 million compared to EUR 65.3 million for the same period in 2003, the company has maintained 30% growth. A significant development during the quarter was the announcement of the company’s collaboration with Carl Zeiss to jointly develop very small but high quality camera modules for next generation camera phones. In addition, Dialog Semiconductor –in partnership with a Japanese display company –is now also supplying colour LCD driver ICs for CDMA phones developed for the US market.

Roland Pudelko, CEO & president said, “We are pleased with the performance during the first nine months, which is in line with our forecast to meet revenue growth of about 30%. We see positive signs for next year due to the continued growth in demand for smartphones and camera phones, as illustrated by data from industry analysts suggesting growth in the number of new handsets produced each year.”

He added, “We are making further inroads with more of the major Far Eastern manufacturers of cellular handsets. As phones become more and more complex the critical issues facing our customers relate to conserving battery power while providing users with the most sophisticated multimedia features ever available. This is where we have continued to excel in providing our customers with the most integrated, highly complex power management devices as well as using our imaging and power management technology in camera phones and multiple display handsets and devices.”

The Company’s interim report as of September 30, 2004 is available at www.dialog-semiconductor.com.

Information about Dialog Semiconductor

Dialog Semiconductor Plc develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB: DLG) and NASDAQ (DLGS) stock exchanges.

Forward Looking Statement

This press release contains “forward-looking statements”that reflect management’s current views with respect to future events. The words “anticipate,”“believe,”“estimate, “expect,”“intend,”“may,”“plan,”“project”and “should”and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in the semiconductor and telecommunications markets; changes in currency exchange rates and interest rates, the timing of customer orders and manufacturing lead times, insufficient, excess or obsolete inventory, the impact of competing products and their pricing, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Factors”in Dialog Semiconductor’s most recent Annual Report and under the heading “Risk Factors”in Dialog Semiconductor’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Selected Financial Data

(in thousands of €, except per share, equity ratio and employee data)	Three months ended September 30, 2004 (unaudited)	Three months ended September 30, 2003 (unaudited)	Year ended December 31, 2003
Earnings data
Revenues	31,584	23,247	92,893
Research and development	(7,166)	(7,296)	(30,590)
Operating profit (loss)	124	(2,179)	(13,224)
Net income (loss)	214	(1,502)	(20,420)
Cash flow from operations	(10,816)	2,445	7,588
Balance Sheet data
Cash and cash equivalents	5,839	30,163	8,109
Marketable securities	32,114	-	44,900
Liquid assets	37,953	30,163	53,009
Shareholders’ equity	125,839	138,370	126,843
Equity ratio in %	86.4	89.3	90.3
Total assets	145,696	154,904	140,471
Capital expenditures	3,299	1,399	5,901
Share data
Basic earnings (loss) per share	0.00	(0.03)	(0.46)
Weighted average number of shares (in thousands)
Basic	44,021	43,947	43,951
Diluted	45,033	43,947	43,951
Other data
Employees (period end)	283	267	273

Corporate Calendar

February 23, 2005:	Annual Press and Analysts Conference on Financial Year 2004
April 20, 2005:	Release of first quarter results
May 11, 2005:	Annual shareholders’ meeting
July 20, 2005:	Release of second quarter results
October 19, 2005:	Release of third quarter results

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern

Telephone	+49-7021-805-412
Fax	+49-7021-805-200
E-mail	birgit.hummel@diasemi.com
Internet	www.dialog-semiconductor.com

Part 2 Interim Report as of September 30, 2004

Operating and Financial Review

Forward-looking statements

This document contains “forward-looking statements”that reflect management’s current views with respect to future events. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “project”and “should”and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in the semiconductor and telecommunications markets; changes in currency exchange rates and interest rates, the timing of customer orders and manufacturing lead times, insufficient, excess or obsolete inventory, the impact of competing products and their pricing, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Factors”in Dialog Semiconductor’s most recent Annual Report and under the heading “Risk Factors”in Dialog Semiconductor’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

(in thousands of €)	Nine months ended September 30, 2004 (unaudited)%		Nine months ended September 30, 2003 (unaudited)%		Change
Revenues	84,986	100.0	65,348	100.0	30.1
Cost of sales	(56,410)	(66.4)	(44,647)	(68.3)	26.3
Gross margin	28,576	33.6	20,701	31.7	38.0
Selling and marketing expenses	(4,233)	(5.0)	(3,138)	(4.8)	34.9
General and administrative expenses	(4,028)	(4.7)	(3,888)	(6.0)	3.6
Research and development	(21,476)	(25.3)	(23,518)	(36.0)	(8.7)
Amortization of intangible assets	(1,249)	(1.4)	(1,589)	(2.4)	(21.4)
Restructuring and related impairment charges	(59)	(0.1)	(1,839)	(2.8)	(96.8)
Operating loss	(2,469)	(2.9)	(13,271)	(20.3)	(81.4)
Interest income, net	924	1.1	578	0.9	59.9
Foreign currency exchange gains and losses, net	(305)	(0.4)	(300)	(0.5)	1.7
Recovery of investment	54	0.1	315	0.5	(82.9)
Result before income taxes	(1,796)	(2.1)	(12,678)	(19.4)	(85.8)
Income tax benefit	647	0.7	3,673	5.6	(82.4)
Net loss	(1,149)	(1.4)	(9,005)	(13.8)	(87.2)

Revenues

Revenues were €85.0 million for the nine months ended September 30, 2004 compared with €65.3 million for the corresponding period in the prior year. The increase in revenues primarily results from higher sales volumes in our wireless communication and automotive markets which more than offset a decline in revenues in our industrial applications sector during the period. Revenues in the wireless communications sector were €66.0 million for the nine months ended September 30, 2004 compared with €48.9 million for the corresponding period in the prior year, comprising 78% and 75% of our total revenues for the nine months ended September 30, 2004 and 2003, respectively. Revenues from our automotive applications sector were €9.2 million and €5.6 million, representing 11% and 9% of our total revenues for the nine months ended September 30, 2004 and 2003, respectively. Revenues from our industrial applications sector were €7.9 million and €9.3 million for the nine months ended September 30, 2004 and 2003 respectively, or 9% and 14% of our total revenues for the nine months ended September 30, 2004 and 2003, respectively. Other revenues were €1.8 million and €1.5 million, representing 2% of our total revenues for the nine months ended September 30, 2004 and 2003, respectively.

Regional growth was particularly strong in Germany where revenue increased from €29.9 million to €34.4 million for the nine months ended September 30, 2003 and 2004, respectively, as well as in China where revenue increased from €12.9 million to €16.2 million for the nine months ended September 30, 2003 and 2004, respectively.

Cost of Sales

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales increased by 26.3% from €44.6 million (or 68.3% of our total revenues) for the nine months ended September 30, 2003 to €56.4 million (or 66.4% of our total revenues) for the nine months ended September 30, 2004 in line with increased production volumes. In addition, as a result of higher production volume, our internal testing operation has been running at an increased utilization level, which in turn has decreased per unit production costs and decreased cost of sales as a percentage of total revenues.

Gross Margin

Our gross margin increased from 31.7% of revenues for the nine months ended September 30, 2003 to 33.6% of revenues for the nine months ended September 30, 2004. The decrease in per unit production costs was the primary factor contributing to an increase in our gross margin.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses, sales commissions and costs associated with advertising and other marketing activities. Selling and marketing expenses increased from €3.1 million for the nine months ended September 30, 2003 to €4.2 million for the nine months ended September 30, 2004 due primarily to sales commissions incurred in connection with higher sales volumes. As a percentage of total revenues, selling and marketing expenses increased from 4.8% to 5.0%.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses were €4.0 million and €3.9 million for the nine months ended September 30, 2004 and 2003, respectively. General and administrative expenses decreased from 6.0% of total revenues to 4.7% of total revenues resulting from the proportionally higher revenue base.

Research and Development

Research and development expenses consist principally of unreimbursed design and engineering related costs associated with the development of new application specific integrated circuits (“ASICs”) and application specific standard products (“ASSPs”). Research and development expenses decreased 8.7% from €23.5 million for the nine months ended September 30, 2003 to €21.5 million for the nine months ended September 30, 2004. The decrease in research and development expenses primarily results from continued cost savings following the closure of our Swedish subsidiary. Research and development expenses decreased from 36.0% to 25.3% as a percentage of total revenues, resulting both from the absolute decrease and the proportionately higher revenue base. We expect to continue to incur research and development costs at the current level in connection with the development of ASICs and ASSPs. Our ability to generate revenues in the long-term depends on achieving technical feasibility from our research and development programs, and on customers accepting our designs and implementing them in large-scale production.

Amortization of Intangible Assets

Amortization expense for the nine months ended September 30, 2004 was €1.2 million as compared to €1.6 million for the nine months ended September 30, 2003, a decrease of 21.4%. Amortization expense decreased as certain intangible assets reached the end of their useful life. Intangible assets subject to amortization include ASIC design software, a 16-bit microcontroller, licenses and certain imaging patents. See Note 7 to the consolidated financial statements for further information.

Restructuring and Related Impairment Charges

In the first quarter of 2003 we decided to close our Swedish subsidiary. In connection with the closure of the facility, we recorded restructuring charges of €1.5 million and impairment charges of €0.3 million, totaling €1.8 million for the nine months ended September 30, 2003. In the first quarter of 2004 we settled a lease obligation in connection with the closure and incurred additional costs of €0.1 million. See Note 4 to the consolidated financial statements for further information.

Operating Loss

We reported an operating loss of €2.5 million for the nine months ended September 30, 2004 and €13.3 million for the nine months ended September 30, 2003, a decrease of 81.4%. This decrease in operating loss was primarily due to a higher gross margin, lower research and development expenses and lower restructuring and impairment charges in the first nine months ended September 30, 2004.

Interest Income, net

Interest and similar income, net from the Company’s investments (primarily short-term deposits and securities) increased from €0.6 million for the nine months ended September 30, 2003 to €0.9 million for the nine months ended September 30, 2004 reflecting higher cash equivalents and marketable securities balances in the first nine months ended September 30, 2004.

Foreign Currency Exchange Gains and Losses, net

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end remeasurement of foreign currency denominated receivables, prepaid expenses and payables into Euro. Foreign currency exchange losses were €0.3 million for the nine months ended September 30, 2003 and for the nine months ended September 30, 2004.

Recovery of Investment

In the fourth quarter of 2001, we determined that our ability to recover the full amount of our investments in silicon supplier ESM Holding Limited (“ESM”) was impaired. Accordingly we wrote off our investments in ESM. In March 2002, International Rectifier acquired ESM. As a result we were able to recover €0.1 million and €0.3 million for the nine months ended September 30, 2004 and 2003, respectively.

Income Taxes

Income tax benefit was €0.6 million for the nine months ended September 30, 2004 compared with €3.7 million for the nine months ended September 30, 2003, representing effective income tax benefit rates of 36.0% and 29.0%, respectively. The primary reason for the lower effective tax benefit rate in the nine months ended September 30, 2003 is the fact that certain costs related to the closing of our Swedish operations are not deductible for tax purposes and that a valuation allowance was recognized on the deferred tax assets related to our former Swedish operations because the benefits of these assets are no longer expected to be realized.

Net Loss

For the reasons described above, we reported net loss of €1.1 million for the nine months ended September 30, 2004 compared with net loss of €9.0 million for the nine months ended September 30, 2003.

Cash flows

Cash used for operating activities was €4.7 million for the nine months ended September 30, 2004 compared with cash provided by operating activities of €5.2 million for the nine months ended September 30, 2003. During the nine months ended September 30, 2004 we used cash to finance our growing working capital requirements, and inventory and accounts receivable were up as our business volume increased. In addition we increased inventory during the three months ended September 30, 2004 to meet the projected forecasts of our customers. We expect this level to be reduced in the first quarter 2005. In the nine months ended September 30, 2003, our working capital (excluding cash and cash equivalents and marketable securities) had decreased primarily due to contractually required refunds of advance payments from a silicon supplier which resulted in a related operating cash inflow.

Cash provided by investing activities was €2.4 million for the nine months ended September 30, 2004 compared with cash used for investing activities of €5.9 million for the nine months ended September 30, 2003. Cash provided by investing activities for the nine months ended September 30, 2004 consisted mostly of a net sale of marketable securities of €12.8 million offset by the purchase of test equipment, tooling (masks), laboratory and EDP equipment of €9.9 million, and the purchase of software, licenses and patents of €0.5 million. Cash used for investing activities for the nine months ended September 30, 2003, reflects primarily the purchase of test equipment, tooling (masks), laboratory and EDP equipment of €4.9 million, and the purchase of software, licenses and patents of €1.3 million.

Liquidity

At September 30, 2004 we had €5.8 million in cash and cash equivalents and €32.1million in marketable securities. The working capital at September 30, 2004 was €72.7 million. As a result of our increase in business volume, our accounts receivables, inventories and accounts payables increased from €14.3 million, €13.2 million and €7.2 million at December 31, 2003 to €22.0 million, €28.2 million and €15.6 million at September 30, 2004, respectively.

Our primary sources of liquidity have historically been cash from operations, cash from the issuance of ordinary shares, short-term borrowings and the recovery of the investment in ESM Limited. As of September 30, 2004 we had no long-term debt. We have no arrangements with unconsolidated, variable interest entities. We expect to use a portion of our cash and cash equivalents in 2004 to finance working capital resulting from expected increased business volumes. A decrease in customer demand for our products caused by unfavorable industry conditions or an inability to develop new products in response to technological changes could have a material negative impact on the amount of cash from operations.

If necessary, we have available for use a short-term credit facility of €12.5 million that bears interest at a rate of EURIBOR + 0.75% per annum. At September 30, 2004 we had no amounts outstanding under this facility. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy our working capital requirements in the near to medium term.

Additional Information

Directors’Holdings

	At September 30, 2004			At December 31, 2003
	Shares		Options	Shares		Options
	Number	%		Number	%
Roland Pudelko	320,405	0.70	517,450	320,405	0.73	517,450
Timothy Anderson	75,166	0.16	–	36,816	0.09	–
Michael Glover	195,000	0.42	–	195,000	0.44	–
Gregorio Reyes	35,000	0.08	–	10,000	0.02	–
Michael Risman	1,172	0.00	–	1,172	0.00	–
Jan Tufvesson	175,062	0.38	–	175,062	0.40	–
	801,805	1.74	517,450	738,455	1.68	517,450

Stock option plan activity

Stock option plan activity for the period ended September 30, 2004 was as follows:

	Options	Weighted average exercise price
Outstanding at beginning of year	3,412,270	2.32
Granted	104,860	3.70
Exercised	(64,648)	0.44
Forfeited	(90,418)	3.54
Outstanding at period end	3,362,064	2.36
Options exercisable at period end	1,264,260	0.67

Backlog

In accordance with Frankfurt Stock Exchange rules and regulations, companies are required to disclose information regarding their backlog. Purchase order patterns of our customers can vary widely and therefore no consistent shipping arrangements have been established. “Ship-to-line”agreements with major customers underlie our responsibility to act on a timely basis to ensure appropriate inventory levels and production capabilities. Other customers place purchase orders ranging from four to twelve weeks and provide forecasts for a further period, generally not to exceed twelve months, and these purchase orders are not legally binding. Since any backlog information published would not be based on a consistent pattern of purchase orders by our customers, we believe such information not to be meaningful and, accordingly, do not provide such information here.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Dialog Semiconductor Plc:

We have reviewed the condensed consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of September 30, 2004, and the related condensed consolidated statements of operations, changes in shareholders' equity and cash flows for the three-month and nine-month periods ended September 30, 2004 and 2003. These condensed consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

We have previously audited, in accordance with standards established by the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended; and in our report dated February 17, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Stuttgart, Germany,

October 19, 2004

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Helwig	Kiechle
Wirtschaftsprüfer	Wirtschaftsprüfer

Unaudited Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Operations

(in thousands of €, except per share data)	Notes	Three months ended September 30, 2004 (unaudited)	Three months ended September 30, 2003 (unaudited)	Nine months ended September 30, 2004 (unaudited)	Nine months ended September 30, 2003 (unaudited)
Revenues	3	31,584	23,247	84,986	65,348
Cost of sales		(21,211)	(15,239)	(56,410)	(44,647)
Gross margin		10,373	8,008	28,576	20,701
Selling and marketing expenses		(1,484)	(1,094)	(4,233)	(3,138)
General and administrative expenses		(1,310)	(1,253)	(4,028)	(3,888)
Research and development		(7,166)	(7,296)	(21,476)	(23,518)
Amortization of intangible assets		(289)	(485)	(1,249)	(1,589)
Restructuring and related impairment charges	4	–	(59)	(59)	(1,839)
Operating profit (loss)		124	(2,179)	(2,469)	(13,271)
Interest income, net		232	131	924	578
Foreign currency exchange gains and losses, net		(22)	(60)	(305)	(300)
Recovery of investment		–	149	54	315
Result before income taxes		334	(1,959)	(1,796)	(12,678)
Income tax (expense) benefit		(120)	457	647	3,673
Net income (loss)		214	(1,502)	(1,149)	(9,005)

Earnings (loss) per share
Basic earnings (loss) per share		0.00	(0.03)	(0.03)	(0.20)
Diluted earnings (loss) per share		0.00	(0.03)	(0.03)	(0.20)
Weighted average number of shares (in thousands)
Basic		44,021	43,947	44,010	43,940
Diluted		45,033	43,947	44,010	43,940

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Balance Sheets

(in thousands of €)	Notes	At September 30, 2004 (unaudited)	At December 31, 2003
ASSETS
Cash and cash equivalents		5,839	8,109
Trade accounts receivable, net		21,975	14,338
Inventories	5	28,173	13,242
Marketable securities	6	32,114	44,900
Deferred taxes		1,944	103
Prepaid expenses		990	2,131
Other current assets		405	993
Total current assets		91,440	83,816
Property, plant and equipment, net	7	20,839	20,590
Intangible assets	7	4,512	5,440
Goodwill		11,786	11,786
Deposits		187	183
Deferred taxes		16,030	17,729
Prepaid expenses		902	927
TOTAL ASSETS		145,696	140,471

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		15,587	7,157
Accrued expenses		2,784	3,165
Income taxes payable		–	18
Deferred taxes		4	4
Other current liabilities		394	1,615
Total current liabilities		18,769	11,959
Deferred taxes		1,088	1,669
Total liabilities		19,857	13,628
Ordinary Shares	8	7,028	6,737
Additional paid-in capital		168,800	168,795
Accumulated deficit		(48,828)	(47,679)
Accumulated other comprehensive loss		(866)	(984)
Employee stock purchase plan shares	8	(295)	(26)
Net Shareholders’ equity		125,839	126,843
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		145,696	140,471

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Cash Flows

(in thousands of €)	Three months ended September 30, 2004 (unaudited)	Three months ended September 30, 2003 (unaudited)	Nine months ended September 30, 2004 (unaudited)	Nine months ended September 30, 2003 (unaudited)
Cash flows from operating activities:
Net income (loss)	214	(1,502)	(1,149)	(9,005)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Recovery of investment	–	(149)	(54)	(315)
Restructuring and related impairment charges	–	(91)	(328)	613
Depreciation of property, plant and equipment	3,383	3,341	9,715	9,536
Amortization of intangible assets	289	485	1,249	1,589
Change in deferred taxes	109	(232)	(681)	(3,556)
Changes in current assets and liabilities:
Trade accounts receivable	(4,569)	1,467	(7,638)	4,779
Inventories	(8,227)	333	(14,931)	(1,457)
Prepaid expenses	(55)	610	1,168	5,113
Trade accounts payable	(1,499)	(1,105)	8,426	(1,812)
Other assets and liabilities	(461)	(530)	(481)	(290)
Cash provided by (used for) operating activities	(10,816)	2,627	(4,704)	5,195
Cash flows from investing activities:
Recovery of investment	–	149	54	315
Purchases of property, plant and equipment	(3,299)	(1,399)	(9,947)	(4,922)
Purchases of intangible assets	(107)	(228)	(544)	(1,302)
Investments and deposits made	135	–	(7)	–
Purchase of marketable securities	(17,180)	–	(44,634)	–
Sale of marketable securities	22,988	–	57,438	–
Cash provided by (used for) investing activities	2,537	(1,478)	2,360	(5,909)
Cash flows from financing activities:
Costs for issuance of capital stock	(4)	–	(4)	–
Sale of employee stock purchase plan shares	21	12	32	20
Cash provided by financing activities	17	12	28	20
Cash provided by (used for) operating, investing and financing activities	(8,262)	1,161	(2,316)	(694)
Effect of foreign exchange rate changes on cash and cash equivalents	3	10	46	(148)
Net increase (decrease) in cash and cash equivalents	(8,259)	1,171	(2,270)	(842)
Cash and cash equivalents at beginning of period	14,098	28,992	8,109	31,005
Cash and cash equivalents at end of period	5,839	30,163	5,839	30,163

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated other comprehensive loss
(in thousands of €)	Ordinary Shares	Additional paid-in capital	Accumu-lated deficit	Currency trans-lation adjust-ment	Available for sale securities	Derivative financial instru-ments	Employee stock purchase plan shares	Total
Balance at December 31, 2002	6,737	168,781	(27,259)	(557)	–	(158)	(49)	147,495
Net loss	–	–	(9,005)	–	–	–	–	(9,005)
Other comprehensive income (loss)	–	–	–	(269)	–	129	–	(140)
Total comprehensive loss								(9,145)
Sale of employee stock purchase plan shares	–	6	–	–	–	–	14	20
Balance at September 30, 2003	6,737	168,787	(36,264)	(826)	–	(29)	(35)	138,370

Balance at December 31, 2003	6,737	168,795	(47,679)	(923)	(61)	–	(26)	126,843
Net loss	–	–	(1,149)	–	–	–	–	(1,149)
Other comprehensive income (loss)	–	–	–	113	5	–	–	118
Total comprehensive loss								(1,031)
New issuance of shares	291	(4)	–	–	–	–	(291)	(4)
Sale of employee stock purchase plan shares	–	9	–	–	–	–	22	31
Balance at September 30, 2004	7,028	168,800	(48,828)	(810)	(56)	–	(295)	125,839

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(In thousands of €, unless otherwise stated)

1. Description of Business

Dialog Semiconductor Plc and subsidiaries ("Dialog" or the "Company") is a fabless semiconductor company that develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Production of these designs is then outsourced, and the final products are returned to Dialog for approval and testing before delivery to the customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The interim condensed consolidated financial statements have not been audited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. The interim condensed consolidated financial statements should be read in conjunction with the Company’s December 31, 2003 consolidated financial statements.

The accompanying interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year ending December 31, 2004.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and judgments include the recoverability of the carrying value of goodwill and other long-lived assets, the realizability of deferred income tax assets and inventories, and the fair value of stock-based employee compensation awards. Actual results may differ from those estimates.

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain adequate supply of sub-micron wafers.

Stock-Based Compensation

The Company has a stock-based employee compensation plan that is accounted for using the intrinsic-value-based method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under this method, no stock-based compensation cost is reflected in net income (loss), as all options granted by the plan had an exercise price equal to market value of the underlying common stock on the date of grant. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123, as amended by SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure. The following table illustrates the effect on net loss if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Three months ended September 30, 2004 (unaudited)	Three months ended September 30, 2003 (unaudited)	NIne months ended September 30, 2004 (unaudited)	Nine months ended September 30, 2003 (unaudited)
Net income (loss), as reported:	214	(1,502)	(1,149)	(9,005)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(144)	(277)	(427)	(828)
Pro forma net income (loss)	70	(1,779)	(1,576)	(9,833)
Earnings (loss) per share:
Basic and diluted – as reported	0.00	(0.03)	(0.03)	(0.20)
Basic and diluted – pro forma	0.00	(0.04)	(0.04)	(0.22)

New Accounting Pronouncements Adopted

In December 2003, the FASB issued Interpretation No. 46, (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Company does not currently have any involvement with variable interest entities. Therefore, the initial adoption of the Interpretation did not have any impact on the Company’s consolidated financial statements.

3. Segment Reporting

The Company has one operating segment, which is the design and supply of semiconductor chips. The Company delivers its products to certain market sectors. Revenues by market sector and by shipment destination consisted of the following:

	Three months ended September 30, 2004 (unaudited)	Three months ended September 30, 2003 (unaudited)	Nine months ended September 30, 2004 (unaudited)	Nine months ended September 30, 2003 (unaudited)
Revenues by market sector:
Wireless communication	25,867	19,410	65,982	48,931
Automotive	2,463	1,227	9,235	5,555
Industrial	2,668	2,062	7,945	9,325
Other	586	548	1,824	1,537
	31,584	23,247	84,986	65,348
Revenues by shipment destination:
Germany	9,280	11,364	34,377	29,896
Other European countries	3,715	2,269	11,950	11,488
China	8,533	6,489	16,208	12,922
Other countries	10,056	3,125	22,451	11,042
	31,584	23,247	84,986	65,348

4. Restructuring and Related Impairment Charges

a) Restructuring Charges

In the first quarter of 2003 the Company decided to close the Swedish subsidiary. Restructuring charges incurred in the nine months ended September 30, 2003, include termination benefits that were paid to all employees affected by the closing of €1,076 and a provision for estimated costs that will continue to be incurred under an operating lease for the building for its remaining term without economic benefit to the Company of €478. In the first quarter of 2004 the Company settled its building lease obligation in connection with the closure and recognized an additional charge of €59. The pretax amounts for the restructuring charges are comprised of the following:

	Employee termination costs	Facility exit costs	Total
Liability balance at January 1, 2003	–	–	–
Initial charges	834	346	1,180
Additional charges	242	132	374
Payments made	(1,076)	(150)	(1,226)
Liability balance at September 30, 2003	–	328	328
Additional charges	–	–	–
Payments made	–	–	–
Liability balance at December 31, 2003	–	328	328
Additional charges	–	59	59
Payments made	–	(387)	(387)
Liability balance at September 30, 2004	–	–	–

b) Asset Impairment Charges

As a result of the closure of the facility, certain long-lived assets have been abandoned and certain prepaid expenses no longer provided any future benefit to the Company. Accordingly, impairment charges totalling €285 were recognized for the nine-month period ended September 30, 2003 to write-off these assets.

5. Inventories

Inventories consisted of the following at September 30, 2004 and December 31, 2003:

	At September 30, 2004 (unaudited)	At December 31, 2003
Raw materials	5,657	2,738
Work-in-process	15,011	5,026
Finished goods	7,505	5,478
	28,173	13,242

6. Marketable Securities

The Company has invested in “investment grade”rated debt securities with a maturity up to six months, which are classified as available for sale. The aggregate costs, fair values, unrealized gains and losses per security class are as follows:

	At September 30, 2004 (unaudited)			At December 31, 2003
	Cost	Fair value	Unrealized gain (loss)	Cost	Fair value	Unrealized gain (loss)
Corporate debt securities	19,649	19,698	49	43,029	42,947	(82)
Debt based funds	12,545	12,416	(129)	1,969	1,953	(16)
	32,194	32,114	(80)	44,998	44,900	(98)

7. Property, Plant and Equipment and Intangible Assets

	At September 30, 2004 (unaudited)			At December 31, 2003
	Gross carrying amount	Accumulated depreciation	Net carrying amount	Gross carrying amount	Accumulated depreciation	Net carrying amount
Property, plant and equipment	78,215	(57,376)	20,839	68,523	(47,933)	20,590
Intangible assets	14,282	(9,770)	4,512	13,938	(8,498)	5,440

Intangible assets subject to amortization represent licenses, patents and software. During the nine months ended September 30, 2004, the Company acquired software and licenses for a total purchase price of €318. The expected weighted average useful life of these assets is 4 years. The aggregate amortization expense for the 9 months ended September 30, 2004 and 2003 was €1,249 and €1,589, respectively. Amortization expense of the gross carrying amount of intangible assets at September 30, 2004 is estimated to be €290 for the remainder of 2004, €1,018 in 2005, €633 in 2006, €533 in 2007 and €514 in 2008.

8. Shareholders’ Equity

At December 31, 2003, Dialog had authorized 104,311,860 ordinary shares with a par value of £ 0.10 per share, of which 44,068,930 were issued and outstanding. On September 24, 2004, the Company completed an offering of 2,000,000 previously unissued ordinary shares at £ 0.10 per share to its employee benefit trust, to make such shares available for the exercise of stock option rights that had previously been granted to employees. These shares are legally issued and outstanding, but are not considered issued and outstanding for accounting purposes and accordingly have been reported in the caption “employee stock purchase plan shares” as a reduction of shareholders' equity.